MERUS LABS INTERNATIONAL INC. OBTAINS INTERIM ORDER FOR PLAN OF ARRANGEMENT

TORONTO, Ontario — June 1, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) announced today that it has obtained an interim order of the Supreme Court of British Columbia. The interim order authorizes Merus to, among other things, call a special meeting of the holders of common shares of Merus (the “Special Meeting”) to consider and, if deemed advisable, pass a special resolution approving the previously announced arrangement under the Business Corporations Act (British Columbia) with Norgine B.V. (“Norgine”).

The Special Meeting is to be held at 10:00 am (Toronto time) on July 10, 2017 at the offices of Torys LLP at 33rd Floor, 79 Wellington Street West, Toronto, Ontario.

Merus intends to mail the notice of special meeting and management information circular, together with the letter of transmittal and related proxy materials in respect of the Special Meeting to shareholders of record on or about June 5, 2017.

The Arrangement

On May 11, 2017, Merus announced that it has entered into a definitive agreement (the “Agreement”) with Norgine, pursuant to which Norgine agreed to acquire all of the issued and outstanding common shares of Merus (the “Shares”) by way of plan of arrangement under section 288 of the Business Corporations Act (British Columbia) in an all cash transaction (the “Transaction”) valued at approximately US$342 million.

The board of directors of Merus has unanimously approved the Transaction and has determined that the Transaction is in the best interests of the Company.

Transaction Details

Pursuant to the terms of the Agreement, holders of Shares will be entitled to receive cash consideration equal to C$1.65 per Share. This represents a premium of 63.4% to the closing price of C$1.01 on the TSX on May 10, 2017 and a premium of 55.1% over the 30-day volume weighted average price of C$1.06 on the TSX. Upon completion of the Transaction, Merus will become a wholly-owned subsidiary of Norgine.

Certain of the directors and officers of Merus, representing in aggregate approximately 4.8% of the issued and outstanding Shares on a non-diluted basis have entered into customary voting and support agreements, pursuant to which they have agreed to vote their Shares in favor of the Transaction.

The Transaction will require the approval of no less than 66⅔% of the votes cast at the Special Meeting. In addition to the approval of Merus shareholders, closing of the Transaction is subject to the satisfaction of certain closing conditions customary for transactions of this nature.

Shareholder Voting

Registered shareholders as of the close of business on June 1, 2017 will be entitled to vote at the Special Meeting.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com